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                                                                      Exhibit 57

Milan, January 28, 2005

Pirelli & C. S.p.A.
Via G. Negri, 10
20100 Milan
Fax: 02-85354469
For the attention of Dr. Marco Tronchetti Provera

Edizione Finance International S.A./Edizione Holding S.p.A.
Calmaggiore, 23
31100 Treviso
Fax: 0422-411118
For the attention of Dr. Gustave Stoffel and Mr. Gilberto Benetton

Olimpia S.p.A.
c/o Pirelli & C. S.p.A.
Via G. Negri, 10
20100 Milan
Fax: 02-83354469
For the attention of Dr. Carlo Buora

Hopa S.p.A.
Corso Zanardelli, 32
25100 Brescia
Fax: 030-3773851
For the attention of Dr. Emilio Gnutti

We transcribe here, in full, the text of your letter dated January 27, 2005, as full and unconditional acceptance of the content of that letter.

                                      * * *

To
Banca Intesa S.p.A.
Via Monte di Pieta, 8
20100 Milan
Fax: 02-87963837
For the attention of Dr. Gaetano Micciche

To
Unicredito Italiano S.p.A.
Via Tommaso Grossi, 10
20121 Milan
Fax: 02-88622196
For the attention of Dr. Alessandro Profumo and Dr. ssa Paola Pierri

Milan, January 27, 2005

Sent by courier
---------------
Sent in advance by fax
----------------------





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Re:      Proposal for modified agreements within the Contract signed on February
         21, 2003

         Dear Sirs,

         With reference to the Contract signed on February 21, 2003 between Olimpia S.p.A., Pirelli S.p.A. (now Pirelli & C. S.p.A.), Banca Intesa S.p.A., Unicredito Italiano S.p.A., Edizione Finance International S.A. and Hopa S.p.A. and Edizione Holding S.p.A., as guarantor for the obligations of Edizione Finance International S.A., as modified on January 23, 2004 (hereinafter referred to as the "Contract").

         We write to propose you to enter into modified agreements within the terms stipulated in the Contract (the "Second Modified Agreement"), as per the terms and conditions below.

                                    * * * * *

                               MODIFIED AGREEMENT

                                     BETWEEN

Pirelli & C. S.p.A., with address at Via G. Negri, 10, Milan, registered in the Milan Business Register with Number, Tax Code and VAT Number 00860340157, represented by the Chairman of the Board of Directors, Dr. Marco Tronchetti Provera, provided with the powers required;

Edizione Finance International S.A., with address at Place d'Armes, 1, L-1136, Luxembourg, registered in the Luxembourg Chamber of Commerce with Number B77504, represented by Dr. Gustave Stoffel, provided with the powers required;

Banca Intesa S.p.A. (was Intesa BCI S.p.A.), with address at Piazza Paolo Ferrari, 10, Milan, General Management, Via Monte di Pieta, 8, registered in the Milan Business Register with Number and Tax Code 00799960158, VAT Number 108107000152, represented by the Dr. Gaetano Micciche, provided with the powers required;

Unicredito Italiano S.p.A., with address at Via Dante, 1, Genoa, General Management, Piazza Cordusio, Milan, registered in the Genoa Business Register with Number, Tax Code and VAT Number 00348170101, represented by Dr. Alessandro Profumo, provided with the powers required; and

Olimpia S.p.A., with address at Viale Sarca 222, Milan, registered in the Milan Business Register with Number, Tax Code and VAT Number 03232190961, represented by Dr. Carlo Buora, provided with the powers required;

                                                                 - on one hand -

                                       and

Hopa S.p.A., with address at Corso Zanardelli, 32, Brescia, registered in the Brescia Business Register with Number, Tax Code and VAT Number 03051180176, represented by Dr. Emilio Gnutti, provided with the powers required;

                                                           - on the other hand -

                                       and





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Edizione Holding S.p.A., with address at Calmaggiore, 23, Treviso, registered in the Treviso Business Register with Number 13945, Tax Code and VAT Number 00778430264, represented by the Chairman of the Board of Directors Dr. Gilberto Benetton, provided with the powers required as per the company by-laws

                        - as guarantor for the obligations of Edizione Finance -

                                    Premises

(a) on February 21, 2003, the Parties, considering the shareholding situation with reference to each of these Parties, on that date, within the Group at the time called the Olivetti Group, signed a Contract aimed at creating a partnership with strategic connotations for maximizing the creation of value for their own respective shareholders, thereby agreeing the following:

         (i) the entrance of Hopa in the capital of Olimpia by means of Olimpia the merger of Holy in Olimpia and the assigning, as an effect, of a certain number of Olivetti Shares to Olimpia; and

         (ii) the formalizing of agreements of a company law nature aimed at governing the relationships between the Parties within their respective roles as Shareholders of Olimpia and of Holinvest;

(b)      at the terms and conditions specified in paragraphs 3.01 (f) and 4.01
         (iii) of the Contract, the Parties undertook to ensure that the number of Olivetti Shares and/or Olivetti Instruments and/or Financial Instruments held overall, on the date of the Contract, by Olimpia, the Current Olimpia Shareholders, Hopa, Holinvest, Holy, the other Hopa Subsidiary Companies and the Hopa Controlling Companies is never such that it exceeds the threshold limit specified in paragraph 4.01 (iii) of the Contract;

(c) also in relation to the correct fulfillment of the obligations referred to in the above premise, the Parties had also agreed on the following:
         (i) the right to hold given quantities of Olivetti Shares and/or Olivetti Instruments and/or Financial Instruments as indicated in articles III and IV of the Contract
         (ii) with reference to the Current Olimpia Shareholders and to Hopa, certain stand still obligations, as per the terms specified in paragraph 6.05 of the Contract (hereinafter referred to as the "Stand Still Obligations"); and
         (iii) with exclusive reference to Hopa, certain lock-up obligations, as per the terms specified in paragraph 7.02 of the Contract (hereinafter the "Lock-up Obligations");
         (iv) Hopa's right, in the event of a demerger, to receive the Majority Premium, in the cases and at the conditions specified in the Contract itself;

(d) on January 23, 2004, the parties signed the Modified Agreement with which the other Contract Parties accepted the partial repeal in favor of Hopa in relation to the Lock-up and Stand Still Obligations;

(e) in view of the envisaged merger of Telecom Italia Mobile S.p.A. in Telecom Italia S.p.A. (hereinafter, the "Merger"), the proposed share capital increase approved by the Olimpia S.p.A. Board of Directors on December 7, 2004 and Shareholders' Meeting on December 22, 2004 (hereinafter, the "Capital Increase") and the possible resulting modifications to the company shareholdings held respectively by Olimpia, the Current Olimpia Shareholders, Hopa, Holinvest, the other Hopa Subsidiary Companies and the Hopa Controlling Companies in the company capital of Telecom Italia S.p.A. as a result of the merger, the Parties hereby intend, as per the limits and methods specified by Articles I, II and III below, and notwithstanding the ban on exceeding the threshold limit of 30% of the capital of Telecom Italia, as per article 106 of Italian Legal Decree 58/1998:





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                  (i)      to partially repeal the application of the Stand
                           Still Obligations, at the terms and conditions specified by this modified agreement;

                  (ii) to modify the regulations concerning the Majority Premium specified by article X of the Contract; and

                  (iii) to regulate certain reciprocal relationships in relation to the Capital Increase;

(f) all the terms indicated in this Second Modified Agreement with a Capital Letter intend to have the same meaning as attributed to these terms in the Contract, except where otherwise indicated.

                            Given the above premises,
  which are an integral and substantial part of this Second Modified Agreement, the parties hereby agree the following:

                                    Article I
                  Modifications to the Stand Still Obligations

1.01 The Parties hereby agree that, as an express modification to the terms of art. 6.05 (a) of the Contract, Pirelli & C. S.p.A., Edizione Finance International S.A. and/or Edizione Holding S.p.A., Unicredito Italiano S.p.A., Banca Intesa S.p.A., Hopa S.p.A., have the right, also through subsidiary companies, to acquire ordinary shares in Telecom Italia S.p.A. (hereinafter, "Telecom Shares") directly or by acquiring Telecom Italia Mobile S.p.A. shares which will be exchangeable at the time of the Merger, with the maximum quantities indicated here:

         Pirelli & C. S.p.A.                                                            300     million
Telecom Shares
         Edizione Finance International S.A. and/or Edizione Holding S.p.A.             100     million
Telecom Shares
         Unicredito Italiano S.p.A.                                                     100     million
Telecom Shares*
         Banca Intesa S.p.A.                                                            100     million
Telecom Shares*
         Hopa S.p.A.                                                                    100     million
Telecom Shares

* includes the quantity permitted as per article 6.05 (b) (ii) of the Contract.

Having made an exception for the above acquisitions, it is understood that none of the controlling companies and the subsidiary companies of the Parties (for which each of the Parties themselves is obliged as per article 1381 of the Italian Civil Code) will acquire ordinary shares in Telecom Italia S.p.A. or instruments which are convertible into ordinary shares in Telecom Italia S.p.A. for the entire Duration of the Agreements, notwithstanding the specifications of art. 6.05 (b) of the Contract.

1.02 The Parties undertake to communicate directly about the acquisitions of shares permitted as per article 1.01 above, in the form of a written communication to be sent to all the other Parties within 5 working days as of the acquisition.





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                                   Article II
             Modification to the agreements on the Majority Premium

2.01 The Parties hereby agree, to modify articles 10.01 and 10.03 of the Contract, that the total amount of the premium due to Hopa in the event of Demerger, as per the hypotheses specified in these articles 10.01 and 10.03, is set definitively at a total of 208 million Euros, regardless of the number of Telecom Shares and/or Financial Instruments (and, therefore, even if acquired after December 1, 2004) due to Hopa as an effect of the Demerger. Payment will be made by June 30, 2006 if the Demerger takes place following a Deadlock or if the Contract is not renewed for a further three years as per art. 6.00. In relation to what may occur, it is confirmed that the Demerger will be carried out as follows: in the event of a Deadlock or if the Contract is not renewed at first expiry, within 6 months as of May 8, 2006; in the event of contract renewal or further subsequent renewals, within 6 months of the end of the last renewal.

2.02 It is also understood that in the event that there has been an Accelerated Deadlock as per art. 8.06 (a) (ii) which involves the right of Olimpia receiving, as payment for the sale/assigning/granting all or part of its shareholding in Telecom Italia, a cash amount, Hopa not having exercised the rights specified in its favor as per art. 8.06 (a), the total amount of the premium, as specified by paragraph 2.01 above (or by paragraph 2.03, in the event of renewal), due to Hopa as a result of the failure to renew the Contract on expiry or as a result of the occurrence of an event which may give rise to a Deadlock after this sale/assigning/granting, will be due to Hopa limited to the difference, if positive, between:

         (i) the total amount of the premium as specified by paragraph 2.01 above (or by paragraph 2.03, in the event of renewal); and

         (ii) any positive difference between the price recognized by the purchaser/grantor/assignor of the Telecom shares which Hopa would have the right to receive in the event of a Demerger and the Stock Exchange value of these shares on the sale/assigning/granting date.

2.03 In the event of renewal, of any kind, of the Contract, the total amount of the premium due in the hypotheses envisaged by Arts. 10.01 and 10.03 of the Contract is set at 215 million Euros and the relative payment will be made by the first of the following dates: (i) June 30, 2007 and (ii) the thirtieth day after the registration date of the Demerger in the Milan Business Register, if the Deadlock occurs from May 8, 2006 to May 8, 2007. The setting of the total amount of the premium starting from this latter date will be agreed by the Parties in good faith. The payment of the total amount of the premium calculated in this way will be made within 30 days as of the registration date of the Demerger in the Milan Business Register.

2.04 In the hypothesis specified by art. 10.2 of the Contract, any Majority Premium is excluded in relation to Telecom Italia Shares or Telecom Financial Instruments, above the number of Telecom Italia Shares or Telecom Financial Instruments held by Olimpia on December 1, 2004, covered by the Demerger and acquired after December 1, 2004.

                                   Article III
                       Agreements on the Capital Increase

If Unicredito Italiano S.p.A. and/or Banca Intesa S.p.A. do not subscribe the Capital Increase, Hopa and Edizione Finance International S.A. as of now undertake irrevocably not to exercise their right to subscribe, pro quota, the shares not subscribed by these banks, with the condition that these shares are subscribed personally by Pirelli & C. S.p.A.

                                   Article IV
                        Validity of the extra agreements

The Parties hereby also agree that, for matters not expressly repealed or in any case agreed within this Second Modified Agreement, any other regulation of the Contract and of the first Modified Agreement, including, in particular, the undertaking of the Parties to avoid in all cases the exceeding of the thresholds set for the public purchase offer regulation, remains fully valid and specifies all the effects for the Parties, as per the terms and conditions agreed on February 21, 2003, including the specifications in art. XIII of the Contract.

                                    * * * * *

         If the text of this Second Modified Agreement as outlined above reflects the agreements made by the Contract Parties (as defined in the Second Modified Agreement), as a Contract Party, please transcribe this text, sign it and initial it on every page and send it to us as full and irrevocable acceptance of this irrevocable proposal.

         Yours faithfully,

Pirelli & C. S.p.A.                         Edizione Finance International S.A.
Signed by Marco Tronchetti Provera          Signed by Gustave Stoffel

Hopa S.p.A.                                 Olimpia S.p.A.
Signed by Emilio Gnutti                     Signed by Carlo Buora

As guarantor for the obligations of Edizione Finance International S.A.:

Edizione Holding S.p.A.
Signed by Gilberto Benetton

                                      * * *

----------------                            ----------------------
Banca Intesa S.p.A                          Unicredito Italiano S.p.A.